UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                              LSB Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    502160104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Louis J. Bevilacqua, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6057
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 27, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 502160104                    13D                    Page 2 of 10 Pages
-------------------                                           ------------------


------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON  Wynnefield Partners Small Cap Value L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3688497
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X| (b) |_|

------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
------- ------------------------------------------------------------------------
--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             336,345
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               349,734
       PERSON
        WITH
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
--------------------- ------ ---------------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        336,345
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.6%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN
------- ------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 502160104                    13D                    Page 3 of 10 Pages
-------------------                                           ------------------



------- ------------------------------------------------------------------------
1 NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3953291
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X| (b) |_|

------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
------- ------------------------------------------------------------------------
--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             161,655
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               161,655
       PERSON
        WITH
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
--------------------- ------ ---------------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        161,655
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.3%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN
------- ------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 502160104                    13D                    Page 4 of 10 Pages
-------------------                                           ------------------



------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON  Channel Partnership II L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        22-3215653
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X| (b) |_|
-------
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
------- ------------------------------------------------------------------------
--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             24,000
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               24,000
       PERSON
        WITH
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
--------------------- ------ ---------------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        24,000
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN
------- ------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 502160104                    13D                    Page 5 of 10 Pages
-------------------                                           ------------------



------- ------------------------------------------------------------------------
1 NAME OF REPORTING PERSON Wynnefield Small Cap Value Offshore Fund Ltd S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X| (b) |_|
-------
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
------- ------------------------------------------------------------------------
--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             125,700
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               125,700
       PERSON
        WITH
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
--------------------- ------ ---------------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        125,700
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.0%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN
------- ------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 502160104                    13D                    Page 6 of 10 Pages
-------------------                                           ------------------



------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON  Nelson Obus
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ###-##-####
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X| (b) |_|
-------
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        PF
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
------- ------------------------------------------------------------------------
--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             20,000
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               20,000
       PERSON
        WITH
                      ------ ---------------------------------------------------
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
--------------------- ------ ---------------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,000
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IN
------- ------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This Statement relates to shares of common stock, par value $.10 per share (the "Common Stock"), of LSB Industries, Inc., a Delaware corporation (the "Corporation"). The Corporation's principal executive office is located at 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107.

Item 2.  Identity and Background.

     (a) The persons filing this statement are Wynnefield Partners Small Cap Value L.P. I, a limited partnership organized under the laws of the State of Delaware ("Wynnefield I"), Wynnefield Partners Small Cap Value L.P., a limited partnership organized under the laws of the State of Delaware ("Wynnefield"), Channel Partnership II L.P., a limited partnership organized under the laws of the State of New York ("Channel"), and Wynnefield Small Cap Offshore Fund Ltd, a partnership organized under the laws of the Cayman Islands ("Wynnefield
Offshore"), (Wynnefield I, Wynnefield, Channel and Wynnefield Offshore, collectively, the "Reporting Partnerships') and Nelson Obus, an individual (the "Reporting Individual"). The Reporting Partnerships and the Reporting Individual are collectively referred to herein as the "Reporting Persons."

     (b) The address of each of the Reporting Partnerships' principal business and principal office, and the Reporting Individual's business address, is One Penn Plaza, Suite 4720, New York, New York 10119.

     (c) The principal business of each of the Reporting Partnerships is that of acting as a private investment firm. The principal employment of the Reporting Individual is as President of Wynnefield Capital, Inc., a private investment firm whose address is One Penn Plaza, Suite 4720, New York, New York 10119.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source of the $684,493.99 used by Wynnefield I to purchase its 161,655 shares of Common Stock was its working capital. The source of the $1,416,257.43 used by Wynnefield to purchase its 336,345 shares of Common Stock was its working capital. The source of the $91,343.50 used by Channel to purchase its 24,000 shares of Common Stock was its working capital. The source of the $515,333.70 used by Wynnefield Offshore to purchase its 125,700 shares of Common Stock was its working capital. The source of the $77,050 used by the Reporting Individual to purchase his 20,000 shares of Common Stock was personal funds. No funds were borrowed by any of the Reporting Persons in connection with its purchases of Common Stock.

Item 4.  Purpose of Transaction.

     The Reporting Person has acquired its beneficial ownership in the shares of Common Stock for investment purposes. The Reporting Persons intend to take an active role as shareholders of the Company to raise the interest and awareness of other shareholders with respect to the Reporting Persons concerns. Specifically, among other things, the Reporting Persons are concerned about (i) the inability of the Company's management to achieve focus as it expressed it would do in the Company's Form 10-K for the year ended December 31, 1996 and subsequently and (ii) the proposal by an affiliate of the Company's Chairman and President to take a preferred voting equity interest in the Company as described in the Company's Form 10-Q for the quarterly period ended June 30, 1997, which the Reporting Persons believe would not be in the best interests of the Company's shareholders. The Reporting Persons presently cannot predict the scope of any actions they may take; nevertheless, the Reporting Persons will first seek to discuss its concerns with the Company's management and Board of Directors.

Item 5.  Interest in Securities of the Issuer.

     (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as of August 12, 1997, the Corporation had 12,861,081 shares of Common Stock outstanding. Wynnefield I is the beneficial owner of 161,655 shares of Common Stock, or 1.3% of the outstanding Common Stock. Wynnefield is the beneficial owner of 336,345 shares of Common Stock, or 2.6% of the outstanding Common Stock. Channel is the beneficial owner of 24,000 shares of Common Stock, or 0.2% of the outstanding Common Stock. Wynnefield Offshore is the beneficial owner of 125,700 shares of Common Stock, or 1.0% of the outstanding Common Stock. The Reporting Individual is the beneficial owner of 20,000 shares of Common Stock, or 0.2% of the outstanding Common Stock. The Reporting Persons are the beneficial owner of 667,700 shares of Common Stock, or 5.2% of the outstanding Common Stock.

     (b) Wynnefield I has the sole power to vote, or to direct the vote of, 161,655 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 161,655 shares of Common Stock. Wynnefield has the sole power to vote, or to direct the vote of, 336,345 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 336,345 shares of Common Stock. Channel has the sole power to vote, or to direct the vote of, 24,000 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 24,000 shares of Common Stock. Wynnefield Offshore the sole power to vote, or to direct the vote of, 125,700 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 125,700 shares of Common Stock. The Reporting Individual has the sole power to vote, or to direct the vote of, 20,000 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 20,000 shares of Common Stock. The Reporting Persons have the sole power to vote, or to direct the vote of, 667,700 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 667,700 shares of Common Stock.

     (c) The following table describes all transactions in the Common Stock effected during the past 60 days by the Reporting Persons:

                                             No. of
Reporting Person              Date       Shares Purchased      Price per Share
----------------              ----       ----------------      ---------------


Wynnefield...............   07/11/97             1,437           4.1850
                            07/22/97            37,227           3.6750
                            07/22/97             6,531           4.0600
                            07/29/97             5,290           4.0225
                            07/30/97             4,000           4.0600
                            08/05/97            10,000           3.9250
                            08/06/97             1,800           3.9606
                            08/06/97             6,200           4.0231
                            08/07/97            10,000           4.0008
                            08/08/97            13,061           4.0400
                            08/18/97             9,143           4.2670
                            08/19/97            10,450           4.2900
                            08/21/97             5,029           4.2900
                            08/22/97             4,376           4.2900
                            08/25/97             2,482           4.2900
                            08/27/97            13,389           4.6873

Wynnefield I.............   07/11/97               763           4.1850
                            07/22/97            19,773           3.6750
                            07/22/97             3,469           4.0600
                            07/29/97             2,810           4.0225
                            08/08/97             6,939           4.0400
                            08/18/97             4,857           4.2670
                            08/19/97             5,550           4.2900
                            08/21/97             2,671           4.2900
                            08/22/97             2,324           4.2900
                            08/25/97             1,318           4.2900
                            08/27/97             7,111           4.6873

Channel..................   07/22/97             3,000           3.6750

Wynnefield Offshore......   07/22/97            40,000           3.6750
                            07/22/97             5,000           4.0600
                            08/07/97             9,000           4.0008
                            08/11/97            10,000           4.0400
                            08/14/97            10,000           4.1475
                            08/26/97             1,700           4.2900
                            08/27/97            10,000           4.6873


All  of  the  foregoing   purchases   were  made  in  the  open  market  through
broker-dealers.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1    --  Joint Filing Agreement
Exhibit 99.2    --  Letter from the  Reporting  Persons to the  Chairman of the
                    Board and President of the Company, dated September 4, 1997.
Exhibit 99.3    --  Letter from the Reporting Persons to the Board of Directors of the Company, dated September 4, 1997

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  September 4, 1997

                            WYNNEFIELD PARTNERS SMALL CAP VALUE L.P.

                            By: WYNNEFIELD CAPITAL MANAGEMENT, LLC,
                                as general partner


                                By:   /S/ NELSON OBUS
                                    -------------------------
                                        Nelson Obus
                                      Managing Member

                            WYNNEFIELD PARTNERS SMALL CAP VALUE L.P. I

                            By: WYNNEFIELD CAPITAL MANAGEMENT, LLC,
                                as general partner


                                By:    /S/ NELSON OBUS
                                    -------------------------
                                         Nelson Obus
                                       Managing Member

                            CHANNEL PARTNERSHIP II L.P.


                            By:        /S/ NELSON OBUS
                                    -------------------------
                                         Nelson Obus
                                       General Partner

                            WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND LTD

                            By: WYNNEFIELD CAPITAL, INC.,
                                as general partner


                                By:    /S/ NELSON OBUS
                                    -------------------------
                                         Nelson Obus
                                          President


                                       /S/ NELSON OBUS
                                    -------------------------
                                         Nelson Obus